SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                               For 31 January 2003


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                     Retirement from the Court of Directors


Mr. Tony Barry, Non-Executive Director of Bank of Ireland, has retired from the Court of Directors with effect from 31 January 2003 on reaching his retirement date.

Mr. Barry was first appointed to the Court in October 1993 and served as a Deputy Governor from October 1997 to September 2000. He was appointed Senior Independent Director in November 1998.

Mr. Richard Burrows, Deputy Governor also assumes the role of Senior Independent Director following Mr. Barry's retirement.


31 January 2003

/ends



For further information, please contact:

David Holden            Head of Group Corporate Communications  + 353-1-604-3833
Mary King/Fiona Ross    Group Investor Relations                + 353-1-604-3501





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


The Governor and Company
of the Bank of Ireland


John B. Clifford
Group Secretary


Date: 31 January 2003